

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2024

Greg Flamion
Chief Financial Officer
Strawberry Fields REIT, Inc.
6101 Nimtz Parkway
South Bend, IN 46628

      Re: Strawberry Fields REIT, Inc.
          Form 10-K for the fiscal year ended December 31, 2023
          Form 8-K Filed April 4, 2024
          File Nos. 001-41628

Dear Greg Flamion:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023

Item 9A. Controls and Procedures
Management's Annual Report on Internal Control Over Financial Reporting, page 47

1.   We note your disclosure that Management's Report on Internal Controls Over Financial Reporting has been omitted due to the transition period established by the rules of the SEC for newly public companies. Please explain to us how you determined you were eligible for this exemption or revise your filing accordingly.

Form 8-K Filed April 4, 2024

Exhibit 99.1, page 5

2.   We note that within the Investor presentation dated April 4, 2024, you have referenced several non-GAAP measures, including Adjusted EBITDA, Net debt and EBITDARM, which are not reconciled to the most comparable measure calculated in accordance with GAAP. In future disclosures or releases of material information that includes a non-GAAP

financial measure, include a quantitative reconciliation of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Regulation G.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction